UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SRA International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.004 per share

(Title of Class of Securities)

78464R 10 5

(CUSIP Number)

Sterling Holdco Inc.

Sterling Parent Inc.

Sterling Merger Inc.

c/o Providence Equity Partners L.L.C.

Attention: Christopher C. Ragona

9 West 57th Street, Suite 4700

New York, NY 10019

212-588-6700

Copies to:

Roman Bejger, Esq. Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903 (401) 751-1700	Margaret A. Davenport, Esq. William D. Regner, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Sterling Holdco Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,815,983 shares of Class A Common Stock, par value $0.004 per share, of the Issuer (the “Class A Common Stock”) (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,815,983 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 26.6% (2) (3)

14	Type of Reporting Person (See Instructions) CO

(1)           Assumes conversion of 11,702,469 shares of the Class B Common Stock, par value $0.004 per share, of the Issuer (the “Class B Common Stock”) into Class A Common Stock.

(2)           Percentage based on an aggregate of 44,461,972 shares of Class A Common Stock issued and outstanding on January 31, 2011 as reported in the Issuer’s quarterly report on Form 10-Q filed on February 8, 2011 (the “Form 10-Q”), and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the aggregate outstanding number of shares of Class A Common Stock as of January 31, 2011.  On a fully diluted basis, assuming the conversion of all Class B Common Stock into Class A Common Stock, this quotient would be 20.6% assuming 12,850,736 shares of Class B Common Stock, issued and outstanding on January 31, 2011 as reported in the Form 10-Q.

(3)           As described in Items 4 and 5(b), pursuant to the Voting Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 71% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Sterling Parent Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,815,983 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,815,983 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 26.6% (2) (3)

14	Type of Reporting Person (See Instructions) CO

(1)           Assumes conversion of 11,702,469 shares of the Class B Common Stock into Class A Common Stock.

(2)           Percentage based on an aggregate of 44,461,972 shares of Class A Common Stock issued and outstanding on January 31, 2011 as reported in the Form 10-Q, and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the aggregate outstanding number of shares of Class A Common Stock as of January 31, 2011.  On a fully diluted basis, assuming the conversion of all Class B Common Stock into Class A Common Stock, this quotient would be 20.6% assuming 12,850,736 shares of Class B Common Stock, issued and outstanding on January 31, 2011 as reported in the Form 10-Q.

(3)           As described in Items 4 and 5(b), pursuant to the Voting Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 71% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Sterling Merger Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,815,983 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,815,983 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 26.6% (2) (3)

14	Type of Reporting Person (See Instructions) CO

(1)           Assumes conversion of 11,702,469 shares of Class B Common Stock into Class A Common Stock.

(2)           Percentage based on an aggregate of 44,461,972 shares of Class A Common Stock issued and outstanding on January 31, 2011 as reported in the Form 10-Q, and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the aggregate outstanding number of shares of Class A Common Stock as of January 31, 2011.  On a fully diluted basis, assuming the conversion of all Class B Common Stock into Class A Common Stock, this quotient would be 20.6% assuming 12,850,736 shares of Class B Common Stock, issued and outstanding on January 31, 2011 as reported in the Form 10-Q.

(3)           As described in Items 4 and 5(b), pursuant to the Voting Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 71% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Providence Equity Partners VI L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,815,983 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,815,983 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 26.6% (2) (3)

14	Type of Reporting Person (See Instructions) PN

(1)           Assumes conversion of 11,702,469 shares of Class B Common Stock into Class A Common Stock.

(2)           Percentage based on an aggregate of 44,461,972 shares of Class A Common Stock issued and outstanding on January 31, 2011 as reported in the Form 10-Q, and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the aggregate outstanding number of shares of Class A Common Stock as of January 31, 2011.  On a fully diluted basis, assuming the conversion of all Class B Common Stock into Class A Common Stock, this quotient would be 20.6% assuming 12,850,736 shares of Class B Common Stock, issued and outstanding on January 31, 2011 as reported in the Form 10-Q.

(3)           As described in Items 4 and 5(b), pursuant to the Voting Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 71% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Providence Equity Partners VI-A L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,815,983 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,815,983 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 26.6% (2) (3)

14	Type of Reporting Person (See Instructions) PN

(1)           Assumes conversion of 11,702,469 shares of Class B Common Stock into Class A Common Stock.

(2)           Percentage based on an aggregate of 44,461,972 shares of Class A Common Stock issued and outstanding on January 31, 2011 as reported in the Form 10-Q, and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the aggregate outstanding number of shares of Class A Common Stock as of January 31, 2011.  On a fully diluted basis, assuming the conversion of all Class B Common Stock into Class A Common Stock, this quotient would be 20.6% assuming 12,850,736 shares of Class B Common Stock, issued and outstanding on January 31, 2011 as reported in the Form 10-Q.

(3)           As described in Items 4 and 5(b), pursuant to the Voting Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 71% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Providence Equity GP VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,815,983 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,815,983 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 26.6% (2) (3)

14	Type of Reporting Person (See Instructions) PN

(1)           Assumes conversion of 11,702,469 shares of Class B Common Stock into Class A Common Stock.

(2)           Percentage based on an aggregate of 44,461,972 shares of Class A Common Stock issued and outstanding on January 31, 2011 as reported in the Form 10-Q, and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the aggregate outstanding number of shares of Class A Common Stock as of January 31, 2011.  On a fully diluted basis, assuming the conversion of all Class B Common Stock into Class A Common Stock, this quotient would be 20.6% assuming 12,850,736 shares of Class B Common Stock, issued and outstanding on January 31, 2011 as reported in the Form 10-Q.

(3)           As described in Items 4 and 5(b), pursuant to the Voting Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 71% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Providence Equity Partners VI L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,815,983 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,815,983 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 26.6% (2) (3)

14	Type of Reporting Person (See Instructions) OO

(1)           Assumes conversion of 11,702,469 shares of Class B Common Stock into Class A Common Stock.

(2)           Percentage based on an aggregate of 44,461,972 shares of Class A Common Stock issued and outstanding on January 31, 2011 as reported in the Form 10-Q, and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the aggregate outstanding number of shares of Class A Common Stock as of January 31, 2011.  On a fully diluted basis, assuming the conversion of all Class B Common Stock into Class A Common Stock, this quotient would be 20.6% assuming 12,850,736 shares of Class B Common Stock, issued and outstanding on January 31, 2011 as reported in the Form 10-Q.

(3)           As described in Items 4 and 5(b), pursuant to the Voting Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 71% of the voting power of the outstanding capital stock of the Issuer.

Item 1.                                                           Security and Issuer

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of the Class A Common Stock, par value $0.004 per share (the “Class A Common Stock”), of SRA International, inc., a Delaware corporation (the “Issuer” or the “Company”).  The Company’s principal executive offices are located at 4300 Fair Lakes Court, Fairfax, VA 22033.

Item 2.                                                           Identity and Background

(a) This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Sterling Holdco Inc., a Delaware corporation (“Holdco”); (ii) Sterling Parent Inc., a Delaware corporation (“Parent”), (iii) Sterling Merger Inc., a Delaware corporation (“Merger Sub”); (iii) Providence Equity Partners VI L.P., a Delaware limited partnership (“PVI”), (iv) Providence Equity Partners VI-A L.P., a Delaware limited partnership (“PVI-A”), (v) Providence Equity GP VI, L.P., a Delaware limited partnership (“PEP LP”) and (vi) Providence Equity Partners VI L.L.C., a Delaware limited liability company (“PEP GP”).  The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 7.1 hereto.

(b) The principal office and business address for each of Holdco, Parent and Merger Sub is c/o Providence Equity Partners L.L.C., 9 West 57th Street, Suite 4700, New York, NY 10019.

The principal office and business address for each of PVI, PVI-A, PEP LP and PEP GP is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, RI 02903.

The name, business address, present principal occupation or employment and citizenship for each director, executive officer, manager or general partner, as applicable, are set forth in Appendix A-1 and A-2 hereto, for entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D and is incorporated herein by reference.

(c) Holdco, Parent and Merger Sub, are newly formed entities organized by PVI and PVI-A for the purpose of making an equity investment in the Issuer (see Item 4 below).  PVI owns 74.4042% and PVI-A owns 25.5958% of Holdco.  Parent is a wholly owned subsidiary of Holdco.  Merger Sub is a wholly owned subsidiary of Parent.

PVI and PVI-A are private investment funds.

PVI’s and PVI-A’s general partner is PEP LP, which is principally engaged in the business of serving as the general partner of PVI and PVI-A.

PEP LP’s general partner is PEP GP, which is principally engaged in the business of serving as the general partner of PEP LP.

(d) and (e) During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed in Appendix A-1 or A-2 hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Holdco, Parent, Merger Sub, PVI, PVI-A, PEP LP and PEP GP are organized under the laws of the State of Delaware.

Item 3.                                                           Source and Amount of Funds or Other Consideration

As described in response to Item 4, the shares of Class A Common Stock to which this Statement relates have not been purchased by Holdco, Parent or Merger Sub as of the date of this filing, and thus no funds were used for this purpose.

As a condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement (as defined below), Parent, Dr. Ernst Volgenau (“Dr. Volgenau”) and certain affiliated entities (together, the “Volgenau

Stockholders”) entered into the Voting Agreement (as defined below).  Pursuant to the Voting Agreement, the Volgenau Stockholders have agreed to vote all shares of Class A Common Stock and Class B Common Stock owned by them (i) in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, (ii) against any competing proposal and (iii) against any other action, proposal or transaction that would delay, impede, frustrate, prevent or nullify the Merger (as defined below), the Merger Agreement or the transactions contemplated by the Merger Agreement.

None of the Reporting Persons or the Issuer paid additional consideration to the Volgenau Stockholders in connection with the execution and delivery of the Voting Agreement.  For a description of the Merger Agreement, the Merger and the Voting Agreement, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4.                                                           Purpose of Transaction

Merger Agreement

On March 31, 2011, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company.  Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving entity and a wholly-owned subsidiary of Parent.

At the Effective Time (as defined in the Merger Agreement) of the Merger, each stockholder of the Company will be entitled to receive $31.25 per share in cash without interest for each share of issued and outstanding Class A Common Stock and Class B Common Stock, excluding (i) treasury stock, (ii) Common Stock owned by Parent or Merger Sub and (iii) Common Stock with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn.

A fuller description of the Merger and the Merger Agreement can be found in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2011 (the “Form 8-K”), which description is incorporated herein by reference.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 7.2 hereto and is incorporated herein by reference.

Voting Agreement

Concurrently with the execution of the Merger Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and the Volgenau Stockholders entered into a Voting and Support Agreement, dated as of March 31, 2011 (the “Voting Agreement”).  Pursuant to the Voting Agreement, each Volgenau Stockholder agreed to vote all shares of the Company’s common stock owned by them (i) in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, (ii) against any competing proposal and (iii) against any other action, proposal or transaction that would delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement.  As of the date hereof, the Volgenau Stockholders hold shares of common stock representing approximately 20% of the Company’s total issued and outstanding shares, and representing approximately 71% of the voting power of the Company’s outstanding capital stock.

A fuller description of the Voting Agreement can be found in the Form 8-K, which description is incorporated herein by reference.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 7.3 hereto and is incorporated herein by reference.

Except as set forth herein, the Voting Agreement or the Merger Agreement, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Appendix A-1 or A-2 has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                           Interest in Securities of the Issuer

(a) The Volgenau Stockholders collectively own 113,514 shares of Class A Common Stock and 11,702,469 shares of Class B Common Stock, which are convertible into 11,702,469 shares of Class A Common Stock.  The Reporting Persons, for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, therefore may, by reason of the execution and delivery of the Voting Agreement, be deemed to share beneficial ownership over 11,815,983 shares of Class A Common Stock, which would represent 26.6% of the Class A Common Stock issued and outstanding on January 31, 2011 as reported in the Form 10-Q (assuming the conversion of all Class B Common Stock into Class A Common Stock).  The Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.  To the knowledge of each of the Reporting Persons, no shares of the Company’s common stock are beneficially owned by any of the persons identified in Appendix A-1 and A-2 of this Statement.

(b)  The Reporting Persons, by reason of the execution and delivery of the Voting Agreement, may be deemed to have shared voting power with the Volgenau Stockholders with respect to approximately 71% of the voting power of the outstanding capital stock of the Company.  The Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to such beneficial ownership.  The Reporting Persons do not control the voting of shares held by the Volgenau Stockholders with respect to other matters, and do not possess any other rights as a Company stockholder with respect to such shares.

(c)  To the knowledge of each of the Reporting Persons, except for the execution and delivery of the Voting Agreement, no transactions in any shares of the Company’s common stock have been effected by any Reporting Person in the Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4, and 5 of this Statement, which descriptions are incorporated herein by reference to this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                                           Material to be Filed as Exhibits

Exhibit No.	Description

7.1

Joint Filing Agreement, dated as of April 8, 2011, by and between Sterling Holdco Inc., Sterling Parent Inc., Sterling Merger Inc., Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P., Providence Equity GP VI L.P. and Providence Equity Partners VI L.L.C.

7.2	Agreement and Plan of Merger, dated as of March 31, 2011, by and among SRA International, Inc., Sterling Parent Inc., and Sterling Merger Inc.
7.3	Voting and Support Agreement, dated March 31, 2011, by and among Sterling Parent Inc., Ernst Volgenau and the Continuing Investor Estate Vehicles party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2011

STERLING HOLDCO INC.

By:	/s/ Julie Richardson
Name: Julie G. Richardson
Title: President

STERLING PARENT INC.

By:	/s/ Julie Richardson
Name: Julie G. Richardson
Title: President

STERLING MERGER INC.

By:	/s/ Julie Richardson
Name: Julie G. Richardson
Title: President

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI L.P., its sole general partner
By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Paul Salem
Name: Paul J. Salem
Title: Senior Managing Director

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI L.P., its sole general partner
By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Paul Salem
Name: Paul J. Salem
Title: Senior Managing Director

PROVIDENCE EQUITY GP VI L.P.

By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Paul Salem
Name: Paul J. Salem
Title: Senior Managing Director

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Paul Salem
Name: Paul J. Salem
Title: Senior Managing Director

INDEX TO EXHIBITS

Exhibit No.	Description

7.1

Joint Filing Agreement, dated as of April 8, 2011, by and between Sterling Holdco Inc., Sterling Parent Inc., Sterling Merger Inc., Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P., Providence Equity GP VI L.P. and Providence Equity Partners VI L.L.C.

7.2	Agreement and Plan of Merger, dated as of March 31, 2011, by and among SRA International, Inc., Sterling Parent Inc., and Sterling Merger Inc.
7.3	Voting and Support Agreement, dated March 31, 2011, by and among Sterling Parent Inc., Ernst Volgenau and the Continuing Investor Estate Vehicles party thereto.

APPENDIX A-1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
STERLING HOLDCO INC.

The following table sets forth the name, business address, and present principal occupation or employment of each present director and executive officer of Sterling Holdco Inc., and the principal business and address of any corporation or other organization in which such employment is conducted.

Directors

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Julie G. Richardson	Providence Equity Partners L.L.C. 9 West 57th St., Suite 4700 New York, NY 10019

Ms. Richardson is a Managing Director at Providence Equity Partners L.L.C. She also serves as: President of Sterling Holdco Inc.; President of Sterling Parent Inc.; President of Sterling Merger Inc.; Director of Altegrity, Inc.; Director of Open Solutions Inc.; Director of Stream Global Services, Inc.; Director of SunGard Data Systems Inc.

United States
Christopher C. Ragona	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903

Mr. Ragona is a Principal at Providence Equity Partners L.L.C. He also serves as: Vice-President, Secretary and Treasurer of Sterling Holdco Inc.; Vice-President, Secretary and Treasurer of Sterling Parent Inc.; Vice-President, Secretary and Treasurer of Sterling Merger Inc.; Director of Open Solutions Inc.

United States

Executive Officers

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Julie G. Richardson	See “Directors” above.	See “Directors” above.	United States
Christopher C. Ragona	See “Directors” above.	See “Directors” above.	United States

APPENDIX A-2

INFORMATION CONCERNING THE MANAGING MEMBERS OF PROVIDENCE EQUITY

PARTNERS VI L.L.C.

The following table sets forth the name, business address, and present principal occupation or employment of each present managing member of Providence Equity Partners VI L.L.C., and the principal business and address of any corporation or other organization in which such employment is conducted.

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Jonathan M. Nelson	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903

Chief Executive Officer of Providence Equity Partners Inc. and Providence Equity Partners L.L.C. and officer of certain of its affiliates; Director of Univision Communications Inc.; Director of Yankees Entertainment and Sports Network, L.L.C.; Director of Hulu, L.L.C.; Member of the Sony Corporation Advisory Board.

United States
Glenn M. Creamer	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903

Director and Senior Managing Director of Providence Equity Partners Inc. and Providence Equity Partners L.L.C. and officer of certain of its affiliates; Director of CDW Corporation; Director of Telecordia Technologies, Inc.

United States
Paul J. Salem	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903

Director and Senior Managing Director of Providence Equity Partners Inc. and Providence Equity Partners L.L.C. and officer of certain of its affiliates; Director of Asurion Corporation; Director of Education Management Corporation; Director of NexTag, Inc.

United States